SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Files Amendment to Registration for Global Share Offering

São Paulo, April 11, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, announced today that it has filed with the Securities and Exchange Commission an amendment to its registration statement dated March 25, 2005, revising the size of its proposed offering to 14,700,000 of its preferred shares, consisting of 5,520,811 preferred shares offered by GOL and 9,179,189 of preferred shares offered by a selling shareholder, BSSF Air Holdings LLC (an affiliate of AIG Capital Partners). The preferred shares will be offered in the form of American depositary shares, or ADSs, in an international offering and in the form of preferred shares in a concurrent Brazilian offering that will be registered with the Comissão de Valores Mobiliários, the Brazilian Securities Commission. Each ADS represents two preferred shares. None of GOL’s other shareholders will sell their preferred shares in the proposed offering.

The international offering will be led by Morgan Stanley as sole bookrunning manager, and Merrill Lynch &Co., Raymond James, and Santander Investment Limited as joint lead managers. The Brazilian offering will be led by Banco Santander Brasil S.A., Banco Morgan Stanley Dean Witter S.A., joint bookrunners of the Brazilian offering, and Banco Itaú BBA S.A. Morgan Stanley will be global coordinator of the proposed offering. GOL will also grant the international and Brazilian underwriters an option to purchase up to an additional 2,205,000 preferred shares to cover over-allotments, if any.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

When available, copies of the preliminary prospectus may be obtained from Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, NY 10036 or Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, 250 Vesey Street, New York, NY 10080, Raymond James, 880 Carillon Parkway, St. Petersburg, FL 33716, and Santander Investment, 45 East 53 St., 5th Floor, New York, NY 10022.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes is the only “low-cost, low-fare” airline in Brazil. GOL operates a simplified fleet of Boeing 737s with a single-class of service. GOL has one of the youngest and most modern fleets in the industry with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best cost-benefit service in the market. GOL currently offers service to 39 major business and travel destinations in Brazil and Argentina. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, schedules and fares, please visit www.voegol.com.br or call 0300-789-2121 in Brazil, or 55 11 2125-3200 from outside Brazil. GOL: Here everyone can fly!

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.